Exhibit 99.94

Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003
www.timminsgold.com

September 1, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold intersects 36.58 metres grading 0.816 grams per tonne gold at La Chicharra Open Pit

Timmins Gold Corp. (TSX:TMM) is pleased to announce results for drilling completed during the months of June and July, 2011 at the existing La Chicharra open pit located 2 kilometres west of the San Francisco open pit, in the state of Sonora, Mexico.

The most significant results were obtained along the projection of the La Chicharra mineral trend located 500 meters to the south of the San Francisco mine and 1,200 meters to the southeast of the La Chicharra pit along what appears to be a parallel mineral system to the San Francisco deposit.

Drilling at La Chicharra commenced in June and 16,204 meters of reverse circulation drilling were completed to the end of July. Drill results to date show similar grades and geological characteristics to initial results obtained from the San Francisco open pit in the late 1990’s. Results to date indicate the mineralized zone at La Chicharra extends down dip from the existing pit to a depth of 200 metres beneath the north wall, and 300 meters parallel to the previously known gold mineralization. Ongoing drilling continues to the northwest of the La Chicharra prospect with the objective of testing mineralization along strike.

Highlights of selected holes from the drill program at La Chicharra are as follows:

Drill Hole Number	Depth (m)	Drill Intersections
		From (m)	To (m)	True Width (m)	Au g/t
TF-1501	152.40	32.00	39.62	7.62	1.350
TF-1505	161.54	47.24	60.96	13.72	0.560
TF -1511	179.83	70.10	83.82	13.72	1.680
TF-1512	155.45	62.48	68.58	6.10	1.090
		67.06	68.58	1.52	2.932
TF-1515	185.93	68.58	85.39	16.81	0.480
		94.49	124.97	30.48	0.770
TF-1517	185.93	48.77	51.82	3.05	0.410
		80.77	123.44	42.67	0.460
		146.30	156.97	10.67	1.331
TF-1520	185.93	0.00	1.52	1.52	0.507
		59.44	71.63	12.19	1.240
		109.73	141.73	32.00	0.790

TF-1539	234.7	12.19	15.24	3.05	0.788
		99.06	126.49	27.43	0.781
		106.68	111.25	4.57	1.498
		120.40	123.44	3.05	1.475
		131.06	134.11	3.05	0.961
TF- 1541	222.5	185.93	214.88	28.96	0.909
TF-1545	222.5	64.01	118.87	54.86	0.529
TF-1547	222.5	3.05	12.19	9.14	1.139
		102.11	120.40	18.29	0.932
TF-1554	158.5	115.82	117.35	1.52	1.015
TF-1560	185.93	82.30	134.11	51.82	0.528
TF-1561	210.31	0.00	1.52	1.52	1.110
		32.00	44.20	12.19	0.949
TF-1562	207.26	115.82	184.40	68.58	0.567
		153.92	170.69	16.76	1.279
TF-1564	207.26	112.78	149.35	36.58	0.816
TF-1570	204.22	47.24	51.82	4.57	1.086
		47.24	50.29	3.05	1.380
		82.30	131.06	48.77	0.469
TF-1574	204.22	67.06	80.77	13.72	0.995
		152.40	163.07	10.67	1.287
		152.40	160.02	7.62	1.726

For a map of the drill hole locations, please refer to the Company’s website at www.timminsgold.com or under the heading http://www.timminsgold.com/i/maps/la-chicharra-plan-map-and-cross-sections.jpg.

The samples collected during the drilling were prepared by the Company and assayed by Inspectorate-Vancouver using fire assay and gravimetric finish. Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples.

About Timmins Gold

Timmins Gold Corp is a gold production and development company. In April 2010, Timmins Gold commenced commercial production at its wholly owned San Francisco gold mine in Sonora, Mexico. Timmins Gold has projected production at a rate of approximately 100,000 ounces of gold per year at a life of mine cash cost of approximately $489 per ounce. (Micon International Preliminary Feasibility Study, November 2010).

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, a director of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the COO of the Company. For further information contact Timmins Gold Corp. at 604-682-4002 or go to the website at www.timminsgold.com.

On behalf of the Board:
Bruce Bragagnolo, LLB
Chief Executive Officer
604-638-8980
bruce@timminsgold.com

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.